Exhibit 4.16

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT
TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of June 30, 2020, Kintara Therapeutics, Inc. (“we”, “us” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  our common stock, $0.001 par value per share.

The following description of our capital stock is a summary and does not purport to be complete.  It is subject to and qualified in its entirety by reference to our articles of incorporation, as amended, (the “Articles of Incorporation”) and our bylaws, as amended, (the “Bylaws”), each of which is incorporated herein by reference as an exhibit to the Annual Report on Form 10-K filed with the Securities and Exchange Commission, of which this Exhibit 4.16 is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions of the Nevada Revised Statutes, as amended (“NRS”), for additional information.

Authorized Stock

We are authorized to issue up to 100,000,000 shares of capital stock, including 95,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

The additional shares of our authorized stock available for issuance may be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our common stock. The ability of our board of directors to issue additional shares of stock could enhance the board’s ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management.

Common Stock

Each outstanding share of our common stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of directors. All actions required or permitted to be taken by stockholders at an annual or special meeting of the stockholders must be effected at a duly called meeting, with a quorum present of a majority in voting power of the shares entitled to vote thereon. Special meetings of the stockholders may only be called by our board of directors acting pursuant to a resolution approved by the affirmative majority of the entire board of directors. Stockholders may not take action by written consent. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our articles of incorporation.

Subject to preferences which may be applicable to any outstanding shares of preferred stock from time to time, holders of our common stock have equal ratable rights to such dividends as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding-up of our affairs, holders our common stock will be entitled to share ratably in our remaining assets after provision for payment of amounts owed to creditors and preferences applicable to any outstanding shares of preferred stock. All outstanding shares our common stock are fully paid and nonassessable. Holders our common stock do not have preemptive rights.

The rights, preferences and privileges of holders our common stock are subject to the rights of the holders of any outstanding shares of preferred stock.

Preferred Stock

Our board of directors is authorized to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, 3,693,070 of which shares are undesignated, with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders our common stock.

Series A Preferred Stock

Our board of directors previously established a series of preferred stock designated as Series A Preferred Stock (“Series A Preferred Stock”), comprising 278,530 shares of preferred stock. Subject to superior rights of any other outstanding preferred stock from time to time, each outstanding share of Series A Preferred Stock is entitled to receive, in preference to our common stock, cumulative dividends, payable quarterly in arrears, at an annual rate of 3% of $1.00 per share of Series A Preferred Stock (the “Series A Stated Value”). Series A Preferred Stock does not have any voting rights. In the event of liquidation, each share of Series A Preferred Stock is entitled to receive, in preference to our common stock, a liquidation payment equal to the Series A Stated Value (as adjusted for stock splits, stock dividends, combinations or other recapitalizations of the Series A Preferred Stock), plus any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the Series A Preferred Stock. The Series A Preferred Stock cannot be transferred without our prior written consent.

Series B Preferred Stock

Our board of directors previously established a series of preferred stock designated as Series B Preferred Stock (“Series B Preferred Stock”), comprising 1,000,000 shares of preferred stock. Subject to superior rights of any other outstanding preferred our from time to time, each outstanding share of Series B Preferred Stock is entitled to receive, in preference to our common stock and pari passu with the Series A Preferred Stock, annual cumulative dividends equal to 9% of $8.00 per share (the “Series B Stated Value”), accruing quarterly on the date of issue and payable quarterly in arrears on December 31, March 31, June 30 and September 30 of each year. At the time shares of Series B Preferred Stock are converted into our common stock, accrued and unpaid dividends will be paid in cash or with shares our common stock. In the event we elect to declare any dividends on our common stock, the Series B Preferred Stock is entitled on an as-converted basis. Series B Preferred Stock is entitled to vote with our common stock, on an as-converted basis, as a single class with common stock. In the event of liquidation, each share of Series B Preferred Stock is entitled to receive, in preference to our common stock and pari passu with the Series A Preferred Stock, a liquidation payment equal to the Series B Stated Value plus any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the Series B Preferred Stock.

Each share of Series B Preferred Stock may be converted into 0.25 fully paid shares our common stock at the option of a holder as long as we have sufficient authorized and unissued shares our common stock available. The conversion rate may be adjusted in the event of a reverse stock split, merger or reorganization. The Series B Preferred Stock will automatically convert into our common stock on the earlier of (i) five years from April 29, 2016, or (ii) upon the approval of our VAL-083 by the U.S. Food and Drug Administration or the European Medicines Agency so long as the closing bid price our common stock at the time of such approval is at least $80.00 per share.

Series C Preferred Stock

Our board of directors previously established a series of preferred stock designated as Series C Preferred Stock (“Series C Preferred Stock”), comprised of three classes: 22,000 shares have been designated as Series C-1 Preferred Stock, 2,700 shares have been designated as Series C-2 Preferred Stock and 3,700 shares have been designated as Series C-3 Preferred Stock.  Each class of Series C Preferred Stock has identical terms, , except for the Conversion Price of the particular class of Series C Preferred Stock.

Dividends. The Series C Preferred Stock will be entitled to receive dividends, payable in shares our common stock at a rate of 10%, 15%, 20% and 25% of the number of shares our common stock issuable upon conversion of the Series C Preferred Stock, on the 12th, 24th, 36th and 48th month, anniversary of the initial closing of the private placement offering of the Series C Preferred Stock (the “Private Placement”),  which occurred on August 19, 2020. Dividends will be payable in shares our common stock and will only be payable to those holders that continue to hold the Series C Preferred Stock on the respective anniversary dates of August 19, 2020. In addition, each holder of Series C Preferred Stock will be entitled to receive dividends equal, on an as-converted to shares our common stock basis, to and in the same form as dividends actually paid on shares our common stock when, as, and if such dividends are paid on shares our common stock. We have never paid dividends on shares our common stock and we do not intend to do so for the foreseeable future.

Rank. The Series C Preferred Stock will rank on parity with the shares of Series A Preferred Stock and Series B Preferred Stock.

Liquidation. Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of Series C Preferred Stock, together with the Series A Preferred Stock and Series B Preferred Stock, will be entitled to receive distributions out of our assets in an amount per share equal to $1,000 with respect to the Series C Preferred Stock (and $1.00 and $8.00 per share, respectively, for the Series A Preferred Stock and Series B Preferred Stock) plus all accrued and unpaid dividends, whether capital or surplus before any distributions shall be made on any shares our common stock.

Conversion. Upon the earlier of (i) the four year anniversary of the initial closing of the Private Placement, which occurred on August 19, 2020, or (ii) the consent to conversion by holders of at least 50.1% of all of the then-outstanding shares of Series C Preferred Stock, without any action on the part of the holder, each share of Series C Preferred Stock will automatically convert into shares our common stock at the Conversion Price. In addition, each share of Series C Preferred Stock will be convertible, at any time and from time to time at the option of the holder, into that number of shares our common stock at the Conversion Price, subject to adjustment. The Conversion Price of the Series C Preferred Stock will equal the lesser of (i) the closing price of our common stock on Nasdaq on the date immediately preceding the signing of the applicable binding agreements for the applicable closing date of the Private Placement for which the Series C Preferred Stock is issued or (ii) the average closing price of our common stock on Nasdaq for the five trading days immediately preceding the signing of the applicable binding agreements for the applicable closing date of the Private Placement for which the Series C Preferred Stock is issued, subject to adjustment. The Conversion Prices for the Series C-1 Preferred Stock, Series C-2 Preferred Stock and Series C-3 Preferred Stock are $1.16, $1.214 and $1.15, respectively.

Conversion Price Adjustment:

Stock Dividends and Stock Splits. If we pay a stock dividend or otherwise make a distribution payable in shares our common stock on shares our common stock or any other common stock equivalents, subdivide or combine outstanding our common stock, or reclassify our common stock, the Conversion Price will be adjusted by multiplying the then conversion price by a fraction, the numerator of which shall be the number of shares our common stock outstanding immediately before such event, and the denominator of which shall be the number of shares outstanding immediately after such event.

Fundamental Transaction. If we effect a fundamental transaction, then upon any subsequent conversion of Series C Preferred Stock, the holder thereof shall have the right to receive, for each share our common stock that would have been issuable upon such conversion immediately prior to the occurrence of such fundamental transaction, the number of shares of the successor’s or acquiring corporation’s common stock or our common stock, if we are the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of shares our common stock into which Series C Preferred Stock is convertible immediately prior to such fundamental transaction. A fundamental transaction means: (i) a merger or consolidation with or into another entity, (ii) any sale of all or substantially all of our assets in one transaction or a series of related transactions, or (iii) any reclassification our common stock or any compulsory share exchange by which our common stock is effectively converted into or exchanged for other securities, cash or property.

Voting Rights. Except as otherwise provided in the Certificate of Designation of Preferences, Rights and Limitations for the applicable class of Series C Preferred Stock (the “Certificate of Designation”) or required by law, Series C Preferred Stock shall have no separate class voting rights. The Certificate of Designation provides that each share of Series C Preferred Stock will entitle its holder to vote with our common stock on an as-converted basis. Notwithstanding certain protections in the Certificate of Designation, Nevada law also provides holders of preferred stock with certain rights. The holders of the outstanding shares of Series C Preferred Stock generally will be entitled to vote as a class upon a proposed amendment to our Articles of Incorporation if the amendment would:

•	increase or decrease the aggregate number of authorized shares of Series C Preferred Stock;
•	increase or decrease the par value of the shares of Series C Preferred Stock;
•

authorize or issue an additional class or series of capital stock that ranks senior to the Series C Preferred Stock with respect to dividends, redemption or distribution of assets upon liquidation, dissolution or winding up of the Company or entering into any agreement with respect to the foregoing; or

•	alter or change the powers, preferences, or special rights of the shares of Series C Preferred Stock so as to affect them adversely.

Fractional Shares. No fractional shares our common stock will be issued upon conversion of Series C Preferred Stock. Rather, we will round up to the next whole share.

Anti-takeover Effects of Nevada Law and our Articles of Incorporation, as amended and Bylaws

Our Articles of Incorporation and Bylaws contain a number of provisions that could make our acquisition by means of a tender or exchange offer, a proxy contest or otherwise more difficult. Certain of these provisions are summarized below.

Special Meetings

Special meetings of the stockholders may only be called by our board of directors or such person or person authorized by the board of directors.

Business Combinations Act

The Business Combinations Act, Sections 78.411 to 78.444 of the NRS, restricts the ability of a Nevada “resident domestic corporation” having at least 200 stockholders of record to engage in any “combination” with an “interested stockholder” for two (2) years after the date that the person first became an interested stockholder, unless the combination meets all of the requirements of the articles of incorporation of the resident domestic corporation and (i) the purchase of shares by the interested stockholder is approved by the board of directors before that date or (ii) the combination is approved by the board of directors of the resident domestic corporation and, at or after that time, the combination is approved at an annual or special meeting of the stockholders of the resident domestic corporation, and not by written consent, by the affirmative vote of the holders of stock representing at least sixty percent (60%) of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.

If this approval is not obtained, then after the expiration of the two (2) year period, the business combination may still not be consummated unless it is a combination meeting all of the requirements of the articles of incorporation of the resident domestic corporation and either the “fair price” requirements specified in NRS 78.441 to 78.444, inclusive are satisfied or the combination is (a) a combination or transaction by which the person first became an interested stockholder is approved by the board of directors of the resident domestic corporation before the person first became an interested stockholder, or (b) a combination approved by a majority of the outstanding voting power of the resident domestic corporation not beneficially owned by the interested stockholder, or any affiliate or associate of the interested stockholder.

“Interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (b) an affiliate or associate of the resident domestic corporation and at any time within two years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation.

A “combination” is broadly defined and includes, for example, any merger or consolidation of a corporation or any of its subsidiaries with (i) an interested stockholder or (ii) any other entity that after and as a result of the merger or consolidation would be an affiliate or associate of the interested stockholder; or any sale, lease, exchange, pledge, transfer or other disposition of assets of the corporation, in one transaction or a series of transactions, to or with an interested stockholder having: (x) an aggregate market value equal to more than 5% of the aggregate market value of the assets of a corporation, (y) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of a corporation, or (z) representing more than 10% of the earning power or net income of a corporation.

The provisions of Nevada law, our articles of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other shareholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. We have no provision in our articles of incorporation pursuant to which we have elected to opt out of Sections 78.378 to 78.3793; therefore, these sections do apply to us.

Potential Effects of Authorized but Unissued Stock

We have shares of common stock and preferred stock available for future issuance without stockholder approval. We may utilize these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, to facilitate corporate acquisitions or payment as a dividend on the capital stock.

The existence of unissued and unreserved common stock and preferred stock may enable our board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could render more difficult or discourage a third-party attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, thereby protecting the continuity of our management. In addition, the board of directors has the discretion to determine designations, rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock, all to the fullest extent permissible under the Nevada Revised Statute and subject to any limitations set forth in our articles of incorporation. The purpose of authorizing the board of directors to issue preferred stock and to determine the rights and preferences applicable to such preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible financings, acquisitions and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from acquiring, a majority of our outstanding voting stock.

Transfer Agent

The transfer agent and registrar for our common stock and Series B and C preferred stock is Mountain Share Transfer, LLC.